 USA’s Only Conventional Lithium Project  Corporate Presentation – March 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

 Executive Summary

America's Only Conventional Lithium Project

IDEAL LOCATION	▪ 50+ years of lithium processing in North Carolina ▪ Abundant infrastructure and deep local talent pool ▪ Low operating costs and taxes
CONVENTIONAL PROCESSING	▪ Conventional quarrying and concentration ▪ Conventional spodumene-to-hydroxide process ▪ Lower-risk and faster ramp vs. brine or soft-rock
EXCEPTIONAL ECONOMICS	▪ NPV of US$888mm on 13-year initial mine life ▪ IRR (after-tax) of 46% and 2-year payback ▪ Steady-state EBITDA of US$235mm
VAST UPSIDE POTENTIAL	▪ Largest land position on Carolina Tin-Spodumene Belt ▪ Land consolidation and exploration drilling ongoing ▪ Resource and mine-life update expected mid-2019
SUPERIOR STRATEGIC POSITION	▪ Only US spodumene project ▪ Strategic US source of lithium hydroxide ▪ Low-risk and low-cost

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
3

 Superior Strategic Position  4     + 1.12% head grade+ 85% recoveries+ Superior infrastructure+ Local by-product markets+ Short transport distances+ Low-cost power and gas+ Local labor force+ Zero state royalties+ Low corporate taxes+ Favorable climate- Current 13-year mine life

 Ideally Located in North Carolina    # 1 State for Business Forbes Magazine  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Historic Lithium Production  5

 North Carolina Cost Advantage               NORTH CAROLINA  WESTERN AUSTRALIA  CANADA  LABOR  $42 / Hr  $63 / Hr  $65 / Hr  ELECTRICITY  6c / kWh  17c / kWh  4c / kWh  DIESEL  $0.65 / L  $1.02 / L  $0.91 / L  NATURAL GAS  $4.00 / Gj  $6.57 / Gj  $12.54 / Gj  TRANSPORTATION  $6 / T  $46 / T  $50 / T  GOVERNMENT ROYALTIES  0%  5%  0%  EFFECTIVE TAX RATE  23%  30%  33%  Source: Public filings, Primero and Company estimates  Location drives 1st quartile cost position  6

 Ultra-Low-Cost Hydroxide Producer  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include costs associated with corporate-level administrative expenses.   + Low-cost spodumene supply + Low-cost labor, power, natural gas  7

 Outstanding Scoping Study Results  Note: Mineral Resources of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.   8

 Vast Potential For Project Life Extension  9    Maiden Resource supports 13 year mine lifeExploration Target of 4.5-5.5 Mt at 1.10-1.20%. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource. Recent 18% addition to Core property to be drilled in Phase 4Outstanding initial drill results at Central Additional potential at Sunnyside + other

 Aggressive Land Consolidation Strategy  10  Initial Options415 Acres  2017903 Acres  20181,383 Acres  Current1,824 Acres

Superior Economics vs. Other Mining Projects

Profitability Index (After-tax NPV vs. Initial Capex)


2.0
1.6
1.2
0.8
0.4
0.0
Piedmont
Trilogy
Sabina
Corvus
Osisko
Clean TeQ
General Moly
Midas
Western Copper
E-Cobalt
Seabridge
Northern Dynasty
Polymet

	Piedmont	Trilogy	Sabina	Corvus	Osisko	CleanTeQ	General Moly	Midas	Western Copper	eCobalt	Seabridge	Northern Dynasty	Polymet
Project	Piedmont	Arctic	Back River	North Bullfrog	Windfall	Sunrise	Mt. Hope	Stibnite	Casino	Idaho Cobalt	KSM	Pebble	Northmet
Commodity	Lithium	Copper	Gold	Gold	Gold	Nickel	Moly	Gold	Copper	Cobalt	Au / Cu	Copper	Copper
Location	USA	USA	Canada	USA	Canada	Australia	USA	USA	Canada	USA	Canada	USA	USA
Stage	PEA	PFS	DFS	PEA	PEA	DFS	DFS	PFS	DFS	DFS	PFS	PEA	DFS
After-tax NPVs (US$mm)	$888	$1,413	$455	$586	$310	$1,390	$734	$832	$1,830	$136	$3,400	$1,774	$271
Initial Capex (US$mm)	$470	$780	$311	$424	$298	$1,491	$802	$970	$2,456	$187	$5,500	$4,695	$1,216
Profitability Index (NPV/Capex)	1.89	1.81	1.46	1.38	1.04	0.93	0.92	0.86	0.75	0.73	0.62	0.38	0.22
After-tax IRR	46%	33%	28%	38%	33%	19%	18%	19%	20%	21%	10%	15%	10%
Payback	2.0	2.0	2.9	2.1	2.1	4.3	4.1	3.4	3.0	2.9	6.4	5.3	7.5
Market Cap (US$mm)	$49	$281	$309	$176	$696	$171	$31	$164	$68	$35	$920	$299	$226

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
11

2019 Catalysts Should Drive Re-Rating vs. Lithium Peers

1. **Mine Life Extension**
   - Land Acquisition
   - Exploration Drilling
   - Resource Upgrades
2. **Engineering Studies**
   - Scoping Study Update
   - Feasibility Study
3. **Permitting**
4. **Project Financing**



Enterprise Value (US$mm)
49
85
179
219
335
393
915
1,150
1,975
PLL
CRE
INR
NMX
LAC
KDR
PLS
ALB / MIN
LTHM

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
12

Highly-Experienced Project Team

Management Team

Keith Phillips
Managing Director & CEO
30+ Years Wall Street Experience with JPMorgan, Merrill Lynch and Dahlman Rose

Anastasios Arima
Executive Director & Co-founder
10+ Years Mining Company Executive, Founder of multiple mining companies

Lamont Leatherman
VP – Geology & Co-founder
25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas

Patrick Brindle
VP – Project Management
20+ Years US & Global Engineering, Procurement and Construction Expert

David Buckley
VP – Process Engineering
25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle

Tim McKenna
Advisor – Government Relations
30+ Years Government & Investor Relations, including with Rockwood Lithium

Technical Consultants

PRIMERO
Scoping Study Lead
(Australia & Canada)

CSA
Resource Geology
(Australia & Canada)

SGS
Metallurgy
(Canada)

HDR
Permitting
(North Carolina)

Marshall Miller & Associates
Mine Planning
(Virginia)

NC State University
Industry Expansion Solutions
Analytical Testwork
(North Carolina)

HAZEN
Analytical Test Work
(Colorado)

DeepEarth Logic
Blast Studies
(North Carolina)

PIEDMONT LITHIUM
13

 Corporate Snapshot  Piedmont Lithium Limited    Shares outstanding  670.4 mm  ADRs effective  6.70 mm  Share price2 (ASX:PLL)  A$0.10  ADR price1,2 (Nasdaq:PLL)  US$7.48  Market capitalization2  US$50.1 mm  Cash (@ December 31, 2018)  US$9.6 mm  Key Shareholders    AustralianSuper Pty Ltd  13.2%  Directors  11.6%  Research Coverage                  Board of Directors      Ian Middlemas  Australia  Chairman  Keith D. Phillips  USA  CEO  Anastasios Arima  USA  Executive Director  Jeff Armstrong  USA  Director  Jorge Beristain  USA  Director  Levi Mochkin  Australia  Director  ASX Share Price (A$)  Daily Volume (million)  CEO Appointed  Name Change to Piedmont  A$16 million Placement  Senior Management Appointments  NasdaqListing  Maiden Resource  12  100 Ordinary Shares per ADRAs at February 22, 2019  Updated Scoping Study  A$12 million Placement  14

 Lithium Market Background

         ~53% Demand of Lithium by Li-ion Batteries in 2017  Lithium Demand by Market 20172  5x Estimated Increase in demand of Lithium by 2025  Lithium Demand Forecast to 2025 (000’s tonnes)2  30xIncrease in Lithium Supply Required in 100% EV World  ~10% Electric Vehicle Penetration Rate by 2025  Electric Vehicles in Market by 20251  1   Wall Street Consensus  2   UBS Securities 2018 Research Report  Outstanding Lithium Demand Fundamentals  16

 EV Adoption Growing Dramatically

 Tesla Model 3 the #1 Selling Car in America    Jaguar I-Pace(2018)  Audi e-tron (2019)  Porsche Taycan (2019)  Tesla Model 3  Tesla Model 3  Tesla Model 3 (2018)  18

 Have Sales of Traditional Cars Peaked in China?

 Falling Battery Costs Driving EV Costs Lower

 Purchase Price Parity Rapidly Approaching  Source: ARK Invest

 Tesla Model 3 Already Lower-Cost than Competitors    Tesla Model 3  Tesla Model 3  CATEGORY  Luxury sport sedan  Luxury sport sedan  0-60 MPH  4.6 seconds  4.6 seconds  RANGE  310 miles  ~400 miles  PRICE  $53,000  $55,000  5-YEAR FUEL 1  $2,549  $10,194  5-YEAR MAINTENANCE 1  $3,018  $9,551  5-YEAR INSURANCE 1  $4,430  $4,513  TAX INCENTIVE 2  ~$7,261  $0  5-YEAR TCO 3  $62,997 / $55,736(pre- / post- incentive)  $82,696  Source: Clean Technica and OEM websitesReflects New Jersey – $3,750 US tax credit plus waiver of 6.625% state sales taxIncludes insurance, Tesla shown pre-/post-tax benefits  “In the entry-level luxury market, (the Model 3) offers a better product at a lower cost of ownership…”“…In the mainstream sedan market, it offers a dramatically superior product at a similar cost of ownership.” - CleanTechnica  TESLA MODEL 3  AUDI S4 / BMW 340ix  22

 Big 4 Producing Nations Face Challenges    40% royalties / ‘war for water’  Hyperinflation / ‘temporary’ 8% export tax  High cost power / transport / labor  Imported raw materials / 16% VAT on re-exports  Low costs and taxes / large market / critical material  23

 Supply Growth Consistently Over-Estimated  24  Source: Goldman Sachs / Orocobre Limited

 Lithium Supply Disappointments Continue  25    3 unplanned shutdowns in 2018; Kemerton delayed 9 months  Carbonate expansion delay; volume down 15%  Stage 2 expansion delay; floods reducing 2019 outlook  Yield Optimization Project project delay; volume down 35%   Mine / concentrate plant on care and maintenance  Flotation plant delays  Must fund C$375mm capex over-run to maintain schedule

 Background Materials

 Maiden Resource on Core Property  16.2 Mt @ 1.12% Li2O450,000 tonnes of contained LCEShallow open pit mine design231 core holes in 35,300 meters of drillingOpen along strike and at depthExploration target of 4.5-5.5Mt @ 1.1%-1.2%    Mineral Resource Estimate – Piedmont Lithium Project                    Category   Tonnes (Mt)  Li2O    Quartz    Feldspar    Mica        Grade (%)  Tonnes (t)  Grade (%)  Tonnes (Mt)  Grade (%)  Tonnes (Mt)  Grade (%)  Tonnes (Mt)  Indicated   8.50  1.15  98,000  30.3  2.57  43.5  3.69  4.4  0.38  Inferred  7.69  1.09  84,000  30.0  2.31  44.4  3.41  4.5  0.34  Total  16.19  1.12  182,000  30.1  4.88  43.9  7.11  4.5  0.72  27

 Strong Grade and Metallurgy  Resource Grade  Recovered Grade  Competitive Resource Grade…1.12% Resource Grade   …and Positive Met Recoveries…85% recoveries…based on bench scale tests and in line with historical precedent in North Carolina  …Lead to Strong Recovered GradeDriving strong project economics  28

 Spodumene’s Hydroxide Cost Advantage  29  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Brine is typically lower cost for carbonate…  …but spodumene is typically lower cost for hydroxide  “Spodumene is ~15% more cost-effective to produce lithium hydroxide than salt brine” – McKinsey & Co.

 World-Class Spodumene Business  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include costs associated with corporate-level administrative expenses.   + Low unit operating costs+ Royalties <1%+ Short transportation distances+ By-product credits  2023 Spodumene Concentrate Cost Curve  30

Controlling Project Timeline and Capital Budget

LOCATION	▪ NC the #7 mining state in USA ▪ 50 years of lithium processing experience in TSB ▪ 3mm population within 30 miles ▪ No fly-in / fly-out camps ▪ Weather conducive to year-round activity
TEAM	▪ Core team has extensive project development experience ▪ Lead engineer Primero integral to recent successful start-ups / upgrades ▪ Pilbara, Altura, Alliance, Mt. Cattlin… ▪ Mining engineers Marshall Miller a leader in eastern USA
BUDGET	▪ Committed to setting realistic expectations ▪ Despite locational advantages PLL capex estimates at high-end of range ▪ Budgeting 5-year ramp for LiOH plant vs. 2 years for others ▪ Budgeting 1/3 of by-product capacity ▪ Fixed price EPC contract anticipated for mine / concentrator
TIMELINE	▪ PLL will build in phases to manage equity dilution and execution risk ▪ More important to *'do it right'* than to *'do it fast'* ▪ Li demand CAGR 20% pa for years to come – *'marathon not a sprint'*
ALIGNMENT	▪ Officers and directors have substantial equity exposure ▪ Maximizing shareholder value is our core objective

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
31

Conservative Capital Budgets  32  Source: Canaccord  Piedmont capex per ton among highest despite advantageous location

 Positive Impact of By-Products  By-products were a large business for past lithium producers in NCStrong local markets for quartz, feldspar and micaImports represent large market share due to US mine depletionsInitial offtake conversations underway with leading market participants  By-product  Annual Volume (tpy)  Assumed Sales Price (US$/t)  Markets  Quartz  99,000  $100  Low-iron glass including solar panel cover glass, industrial ceramics  Feldspar  125,000  $75  Glass, frit, and industrial ceramics  Mica  15,500  $50  Specialty paints including automotive, filler uses, joint-compound  33

 34  Undervalued vs. Lithium Peers     Location  Annual LiOH Production (Mtpy)  Enterprise Value (US$mm)  Production Cost per Tonne  Steady-State EBITDA (US$mm)  Net Present Value (US$mm)   Piedmont Lithium (PLL)  North Carolina  22,700  $48   $3,112   $235   $888    Albemarle / MinRes JV (ALB / MIN)  Australia  50,000  $1,150   $4,952   $452   NA   Kidman Resources (KDR)  Australia  22,627  $413   $4,900   $200   $993    Nemaska Lithium (NMX)  Quebec  32,000  $427   $2,811   $358   $1,800

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4 % Li2O cut off, an average grade of 1.10 % Li2O is estimated. For the 70% of assays that are above a 0.6% Li2O cut off, an average grade of 1.20 % Li2O is estimated. Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.75 million cubic meters to 2 million cubic meters for spodumene bearing pegmatite with economically interesting grades. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Piedmont Lithium Project deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.    35

 America’s Only Conventional Lithium Project  Piedmont Lithium Limited  March 2019  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office28 West 44th Street |Suite 810 | New York | NY 10036 | USA